May 20, 2019

Jeffrey Nugent
Chief Executive Officer
Sientra, Inc.
420 South Fairview Avenue, Suite 200
Santa Barbara, CA 93117

       Re: Sientra, Inc.
           Registration Statement on Form S-3
           Filed May 8, 2019
           File No. 333-231288

Dear Mr. Nugent:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Michael S. Kagnoff, Esq.